June 3, 2011

VIA EDGAR CORRESPONDENCE

Mr. Mark P. Shuman

Branch Chief—Legal

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:      Delta Tucker Holdings, Inc. and DynCorp International Inc.,

                        with the subsidiary guarantors identified on Schedule A

        Registration Statement on Form S-4

        Filed April 27, 2011

        File No. 333-173746, and -01 through -12

Dear Mr. Shuman:

Thank you for your letter dated May 24, 2011 to Mr. Gregory S. Nixon related to the Securities and Exchange Commission’s (“Commission”) comments on the above referenced Registration Statement on Form S-4 filed April 27, 2011. I am responding to your letter as Vice President—Controller of DynCorp International Inc., a wholly owned subsidiary of Delta Tucker Holdings, Inc. Delta Tucker Holdings, Inc. appreciates the need for full and fair disclosure to investors and welcomes suggestions for enhancing the overall disclosures contained in the Registration Statement. Separately today, Delta Tucker Holdings, Inc. has filed with the Commission Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment has been marked to indicate changes from the original Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

Attached are Delta Tucker Holdings, Inc.’s responses to each of your specific comments. For the convenience of the staff of the Commission (the “Staff”), we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Thank you for your consideration of our responses and observations to your comments. Please note that Delta Tucker Holdings, Inc. intends to request acceleration of the effectiveness of the Registration Statement as promptly as practicable after the Staff has notified Delta Tucker Holdings, Inc. that the Staff has completed its review of the Amendment and this response letter and has no further comments.

Delta Tucker Holdings, Inc. hereby acknowledges that:

—	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Delta Tucker Holdings, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	Delta Tucker Holdings, Inc. may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, need any additional information or wish to discuss this letter in greater detail, please contact me at (817) 224-1610.

Sincerely,

/s/ Bradley G. Graham

Bradley G. Graham

Vice President & Controller

cc: Katherine Wray, Attorney-Advisor, United States Securities and Exchange Commission

cc: Gregory S. Nixon, Senior Vice President, General Counsel and Corporate Secretary

cc: William T. Kansky, Senior Vice President and Chief Financial Officer

cc: Rosa A. Testani, Esq., Akin Gump Strauss Hauer & Feld LLP

Delta Tucker Holdings, Inc. Responses

Registration Statement on Form S-4 filed April 27, 2011

General

Comment 1

We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings, Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response

In connection with filing the Amendment, we have separately filed today via EDGAR correspondence a supplemental letter stating that we are registering the exchange offer in reliance on the Commission’s position contained in the no-action letters referred to above which includes the above referenced representations.

Forward-Looking Statements, Page iv

Comment 2

The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act, and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations available at www.sec.gov. Accordingly, please revise and refrain from referring to such safe harbor provisions in any offers to exchange, future press releases or other communications relating to the exchange offer.

Response

Revisions have been made to the safe harbor language for forward-looking statements in the Amendment. We confirm that we will refrain in the future from referring to the Private Securities Litigation Reform Act of 1995 in our safe harbor provisions in any offers to exchange, future press releases and other communications relating to exchange offerings.

Summary of the Terms of the Exchange Offer, page 15

Comment 3

Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer. In this regard, we note your disclosure that the exchange offer expires at 5:00 pm on the expiration date. See Rule 14e-1(a) under the Securities Exchange Act of 1934. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Response

We confirm that the offer will be open at least through midnight on the twentieth business day following commencement of the exchange offer. Furthermore, we will include the expiration date in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C. The Company currently intends to have the exchange offer expire at 5:00 p.m. on the twenty-first business day following commencement of the exchange offer.

Financial Statements, page F-1

Comment 4

Please update the financial statements as necessary to comply with Rule 3-12 of Regulation S-X.

Response

The financial statements in the Amendment have been updated to include the unaudited condensed consolidated financial statements as of and for the three months ended April 1, 2011 and with the corresponding period of our Predecessor’s preceding fiscal year for the three months ended April 2, 2010, in accordance with Rule 3-12 of Regulation S-X.

Exhibit 5.1, Opinion by Akin Gump Strauss Hauer & Feld LLP

Comment 5

Disclosure on page 190 of the prospectus states that the legality opinion, which you indicate will be filed by amendment, will address the validity of the exchange notes. Please also provide an opinion of counsel as to whether each of the guarantees will be binding obligations of the applicable guarantor. See Item 601(b)(5) of Regulation S-K.

Response

Revisions have been made to page 198 of the Amendment to state that the legality opinion will address the validity of the guarantees as well as the exchange notes. The opinion of counsel has been filed today as Exhibit 5.1 to the Amendment.

******

June 3, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delta Tucker Holdings, Inc. and DynCorp International Inc. (the “Issuer”),
with the subsidiary guarantors identified on Schedule A
Registration Statement on Form S-4
Filed April 27, 2011
File No. 333-173746, and -01 through -12

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced Registration Statement (the “Registration Statement”) relating to the offer to exchange (the “Exchange Offer”) the Issuer’s 10.375% Senior Notes due 2017 (the “New Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Issuer’s outstanding 10.375% Senior Notes due 2017 issued on July 7, 2010 (the “Old Notes”). The Old Notes are, and the New Notes will be, guaranteed by the Issuer’s parent, Delta Tucker Holdings, Inc., and the domestic subsidiaries of the Issuer (collectively, the “Guarantors”). The Issuer hereby informs the Staff that it is registering the Exchange Offer in reliance on the Staff position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993, and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). The Exchange Offer will remain in effect for a limited time in compliance with Rule 14e-1 under the Securities Exchange Act of 1934, but will not require the Issuer to maintain an “evergreen” registration statement. Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement.

Neither the Issuer nor any of the Guarantors have entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Issuer’s and the Guarantors’ information and belief, each entity participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Issuer will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer).

The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and (ii) if the exchange offeree is a permitted broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that neither the broker-dealer nor any beneficial owner has any arrangement or understanding with any person to participate in the distribution of the Old Notes or the New Notes within the meaning of the Securities Act.

Very truly yours,

DYNCORP INTERNATIONAL INC.

By:	/s/ Gregory S. Nixon
Name: Gregory S. Nixon
Title: Senior Vice President, General Counsel & Corporate Secretary